Exhibit 21.1
iROBOT CORPORATION
SUBSIDIARIES OF THE REGISTRANT

Subsidiary Legal Name	Jurisdiction of Incorporation/Formation

iRobot Securities Corporation	Massachusetts
iRobot US Holdings Inc.	Delaware
iRobot Holdings LLC.	Delaware
iRobot (India) Private Limited	India